

Mail Stop 3561

November 9, 2016

Paul Feldman
Chief Executive Officer
Force Protection Video Equipment Corp.
140 Iowa Lane
Suite 102
Cary, NC 27511

> **Re: Force Protection Video Equipment Corp**
> **Registration Statement on Form S-1**
> **Filed October 11, 2016**
> **File No. 333-214046**

Dear Mr. Feldman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In addition to the shares registered in this filing, we note that between March and August of this year you issued to RDW 118,354,107 shares of common stock, which is approximately 71% of your current non-affiliate public float. And, when combined with the shares registered in this filing, this percentage increases to 76%. We also note that RDW is contractually limited to a 4.99%-or-less ownership stake and that RDW is not listed in the beneficial owner table, on page 37. Consequently, we assume that RDW sold at least 95% of the 118,354,107 shares into the market in the previous eight months, only 2,415,000 of which were in registered in your most recent registration statement.

    The short time frame of the sales and the large percentage of your non-affiliate public float the shares represent, especially when combined with the shares registered in this filing, raise questions about whether RDW is acting on your behalf. If RDW is so acting, then this filing cannot be conducted as an at-the-market offering because the securities are not qualified to be registered on Form S-3. Please fix the price of this offering. See Securities Act Rule 415(a)(4) for additional guidance.

Alternatively, tell us why, given your recent history with RDW, RDW is not acting on your behalf in connection with this offering. Your analysis should include an application of Securities Act Rules Compliance and Disclosure Interpretations No. 612.09 to your facts.

Risk Factors

Risks Related to the RDW Financing and our Common Stock

Common Shares that we issue upon conversion of promissory notes . . ., page 9

2. In this risk factor, please supplement your discussion of the dilutive effect of conversion of the RDW Notes by providing an example of dilutive effect previous RDW transactions have had, including the total number of shares not only registered, but issued, in connection with the your most recent registration statement, on Form S-1 (333-209623).

Selling Security Holders, page 18

3. Please confirm the amount of time, if any, that has passed since RDW completed the resale of substantially all of the securities registered in your most recent registration statement, on Form S-1 (333-209623), which went effective on March 11, 2106. If RDW has yet to complete the resale, in the last paragraph of this section, please disclose the number of registered shares that continue to be held by RDW.

4. In the last paragraph of this section, please provide an estimate of the number of shares that the unpaid principal and interest would convert into. Assume for the purposes of this calculation that all unpaid amounts convert, at the required discounts, using the same recent share price you quote in the note on page 4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lisa Kohl, Legal Branch Chief, at 202-551-3252, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Eric P. Littman, Esq.